September 15, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549 - 7010
Attn.: Karl Hiller, Branch Chief
Division of Corporation Finance

Dear Sir:

Re Petro-Canada
Form 40-F for the Fiscal Year Ended December 31, 2005
Filed March 23, 2006
Your file number 001-13922

This letter responds to your letter of August 14, 2006 addressed to Harry Roberts, Executive Vice President and Chief Financial Officer, Petro-Canada.

We are responding to questions raised in your letter and for ease of reference we have restated your questions in this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005
Exhibit 99.1 Financial Statements
Note 27 - Generally Accepted Accounting Principles in the United States, page 68

SEC Questions

1.
We note you present a table that details how the application of U.S. GAAP would change certain balance sheet line items as reported in accordance with Canadian GAAP. In addition, we note on page 68 that you provide a narrative discussion of the significant differences between Canadian and U.S. GAAP accounting principles that pertain to your financial statements. When preparing future reconciliations to U.S. GAAP, please correlate each balance sheet line item difference to your narrative discussion, so that the underlying reason for the difference is clearly identified.

Petro-Canada Response
In preparing future reconciliations to U.S. GAAP, we will correlate each balance sheet line item difference to the narrative discussion of significant differences between Canadian and U.S. GAAP.

2.
We note that you present cash flows from your discontinued operations as a single line item on your consolidated statements of cash flows. For U.S. GAAP purposes this presentation is not consistent with the guidance of SFAS 95, which requires cash flows be reported as relating to either operating, investing or financing activities. Recent guidance on the presentation of cash flows relating to discontinued operations was provided at the AICPA33rd National Conference on Current and SEC and PCAOB Developments. Also the AICPA Centre for Public Company Audit Firm Alert #90, as updated by Alert #98 provides further guidance on this matter. Please address this difference in accounting when preparing subsequent reconciliations to U.S. GAAP.

Petro-Canada Response
We respectfully advise the Staff that we do not present cash flows from our discontinued operations as a single line item in our consolidated statement of cash flows. In the operating section of the statement of cash flows, we separate the discontinued amounts relating only to operating activities so that the reader can easily identify amounts from continuing and discontinued operations disclosed elsewhere in the financial statements. Both the Investing and Financing activities in the statement of cash flows includes amounts relating to continuing and discontinued operations.

Form 40-F for the Fiscal Year Ended December 31, 2005
Reserves, page 37

SEC Questions

3.
In the first paragraph of this section you indicate that you may use SEC and Financial Accounting Standards Board (FASB) standards when reporting reserves, and in the third paragraph you state that your reserve policies, procedures and practices conform to SEC regulations. However, the guidance in Regulation S-X, Rule 4-10(a)(1)(ii)(D), explains that oil and gas producing activities do not include the extraction of hydrocarbons from shale, tar sands, or coal.

Accordingly, oil derived from the processing of mined bitumen or tar sands cannot be included in petroleum reserves, as shown in your filing, under U.S. reporting guidelines. Although it is not required in Form 40-F, if you wish to report reserve information under SEC regulations, you should refer to Industry Guide 7 for guidance in reporting bitumen and tar sand reserves for the Syncrude and Fort Hills properties.

Please note that under Industry Guide 7(a)(1), reserves are defined as that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. We understand that prices can be very volatile, and consequently have allowed some leeway in the prices used in reserve estimates, as long as the prices are based on historical prices prior to the reserve estimate. If you chose to report reserve information in accordance with SEC regulations, you would ordinarily need to have obtained a “final” or “bankable” feasibility study and employed the historic three-year average price for the economic analysis in support of the reserve quantities. In addition, we would expect you to have submitted all necessary permits and authorizations, including environmental, to governmental authorities.

If you are able to show compliance with this guidance and wish to disclose reserve information in accordance with SEC regulation, please revise your filing accordingly. Otherwise, you should eliminate disclosure indicating compliance with the SEC and FASB requirements when reporting reserves.

Petro-Canada Response

Petro-Canada has calculated Syncrude reserves in accordance with Guide 7. Petro-Canada has a “bankable” or “final” feasibility study and governmental permits as required by Guide 7(a)(1). The supplemental information referred to below will confirm this to the SEC staff.

Petro-Canada’s Form 40-F with respect to Syncrude [page 21] met the requirements of Guide 7(b) Mining Operations Disclosure with the exception of providing the estimated tonnages and grades [Guide 7(b)(5)(i)] and the names of the persons making the estimates [Guide 7(b)(5)(ii)]. This information is included in the supplemental information referred to below.

Petro-Canada previously had not provided the supplemental information [Guide 7(c)] that is intended to demonstrate compliance with such items such as the “final” or “bankable” feasibility studies and economic analysis.

We are submitting the following supplemental information under a separate cover:

1.	Syncrude Canada Limited's application for renewal under the Alberta EPEA;
2.	Syncrude Canada Limited’s 2004 Long Range Lease Development Plan;
3.	Syncrude Canada Limited’s 2004 Year-End Preliminary Ore Reserves report which includes the updated drilling/core information;
4.	Syncrude Canada Limited’s 2005 Year-End As-Mined Ore Resources Report;
5.	Petro-Canada’s Internal Reserve Estimate; and
6.	Economic summary table.

Item 1 contains existing approvals of the Alberta Energy Utilities Board and Alberta Environment.

Item 2 constitutes the “bankable” or “final” feasibility study.

Items 3 and 4 include annual updates to the ore resources estimates, including tonnage and grade estimates and also contain associated maps.

Item 5 sets forth the reserve methodology used by Petro-Canada in relation to Syncrude.

Item 6 provides the economic analysis in support of reserve quantities.

Per your instructions of September 13, 2006, the supplemental information (Item 1 to 6) will be forwarded under separate cover to George K. Schuler via hand delivery today.

Attachment “A” contains the same information submitted with Petro-Canada’s Form 40-F with respect to Syncrude [page 21] but also references, in highlighted form, that the estimated tonnage and grades [Guide 7(b)(5)(i)] are updated annually. Petro-Canada proposes to include this language in future filings, but sees no need to revise its prior filing.

Although Petro-Canada did not provide the estimated tonnages and grades in its Form 40-F, Petro-Canada is providing this information to the SEC staff now as supplemental information. Petro-Canada would plan to provide such estimates as supplemental information to the SEC staff annually on a confidential basis.

If after having reviewed our responses you have any further comments or questions, please call me.

Petro-Canada confirms that:

Petro-Canada is responsible for the adequacy and accuracy of the disclosure in its filing;

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to our filing; and

Petro-Canada may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Yours truly,

/s/ Hugh L. Hooker
Hugh L. Hooker
cc:  EFH Roberts, Petro-Canada

___________________________________________________________________________________________________________________________

Attachment “A”

Oil Sands Mining - Syncrude

Petro-Canada has a 12% interest in Syncrude, the world’s largest oil sands mining operation located approximately 40 kilometres north of Fort McMurray, Alberta. Syncrude is a joint venture formed to mine shallow deposits of oil sands from the McMurray formation in the Athabasca Oil Sands, and to extract and upgrade bitumen to produce synthetic crude oil. Syncrude is readily accessible by public roads.

Syncrude holds eight oil sands leases (numbered 10, 12, 17, 22, 29, 30, 31 and 34) issued by the Province of Alberta, covering a total of approximately 255,000 acres. The operating licence associated with these leases expires in 2035. The licence permits Syncrude to mine oil sands and produce synthetic crude oil from approved development areas on the oil sands leases. The leases are automatically renewable as long as oil sands operations are ongoing or the leases are part of an approved development plan. All eight leases are included in a development plan approved by the Alberta Energy and Utilities Board. There were no known commercial operations on these leases prior to the startup of Syncrude operations in 1978.

Design engineering on the Syncrude project commenced in 1972. Alberta government approvals were received in 1973. Site preparation and construction continued from 1973 to 1978. Commercial operations commenced in 1978. A $1.2 billion capacity addition project was undertaken from 1984 to 1988. The first two stages of the Syncrude 21 expansion projects were completed in 1997 and 2001, respectively. The $470 million Stage I project comprised expansions of the north mine and an upgrader de-bottleneck. The $1 billion Stage II project consisted of the opening of the Aurora mine and a further upgrader de-bottleneck. Progress continues on the construction of the Stage III project, which includes a second Aurora mine and an upgrading expansion. In September 2005, the project announced a 2% increase to its total cost estimate from $8.1 billion to $8.3 billion, which was further increased to $8.4 billion in January 2006. Syncrude’s Stage III expansion is on schedule and expected to be on-stream in mid-2006 and will increase Petro-Canada’s share of production capacity to approximately 42,000 b/d. Production is expected to reach this level following a ramp up period of two to three years.

Syncrude has an estimated remaining proved and probable reserves life in excess of 50 years. Proved reserves of 30 degree synthetic crude oil from Syncrude are based on high geological certainty and the application of proven or piloted technology. Drill-hole spacing is less than 500 metres and appropriate co-owner and regulatory approvals are in place. For probable reserves, drill hole spacing is less than 1,000 metres and reserves are included in the 50-year long-range lease development plan. Syncrude updates the estimates of remaining as-mined ore, as-mined ore grade, plant feed bitumen, extraction recoveries and yield recoveries annually. In 2005, approximately 153 million tons of oil sands produced 94 MMbbls of bitumen that was upgraded into 78 MMbbls of synthetic crude oil.

Three mines are currently in operation at Syncrude. The Base mine operations are carried out using drag lines, bucket wheel reclaimers and belt conveyors. These operations will be discontinued in 2006. The North mine and Aurora mine operations are carried out using truck, shovel and hydro-transport systems. An extraction process recovers about 90% of the crude bitumen contained in the mined sands. Refining processes upgrade the bitumen into high-quality, light (30 degree) sweet synthetic crude oil, with a process yield of approximately 85%. Syncrude’s synthetic crude oil production is processed at refineries in Edmonton, Alberta, Eastern Canada and the U.S.

Two electricity generating plants located on-site and owned by the Syncrude joint venture partners provide power for Syncrude. One plant produces a maximum of 270 megawatts (MW); the other produces 80 MW.

Syncrude’s production and operating costs were affected by turnarounds in 2005. Petro-Canada’s share of Syncrude’s production averaged 25,700 b/d in 2005, compared with 28,600 b/d in 2004. Coker and vacuum distillation unit turnarounds at Syncrude and a hydrogen plant shutdown reduced production by 2,900 b/d in 2005. Average unit operating and overhead costs increased to $31.90/bbl in 2005, up from $21.13/bbl in 2004. Higher operating costs were mainly due to lower production, higher maintenance costs, rising natural gas costs, an insurance premium surcharge and Syncrude incentive-based compensation. Syncrude realized price for synthetic crude oil averaged $70.41/bbl in 2005, up from $52.40/bbl in 2004.